UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2020

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Second Amendment to Loan Agreement

As previously reported, Taiwan Liposome Company, Ltd. (“we”, “us”, or the “Company”), and our wholly-owned subsidiary, TLC Biopharmaceuticals, Inc., entered into a loan and security agreement on December 27, 2018 with Cathay Bank (“Cathay”), as amended on April 25, 2019 (as amended, the “LSA”). On June 18, 2020, the parties amended the LSA by executing a second amendment (the “Second Amendment”).

Pursuant to the Second Amendment, subject to and upon the terms and conditions of the LSA, Cathay agreed to make an advance to us in an aggregate amount of $8,000,000, which we agreed shall be applied to repay all outstanding obligations under the existing LSA with Cathay in its entirety. Upon the closing of a sale of the Company’s equity securities of at least $20,000,000 prior to June 30, 2021, subject to and upon the terms and conditions of the LSA, Cathay agreed to make an advance to us of an additional aggregate amount of $4,000,000. The terms of the LSA, as amended by the Second Amendment, require us to begin making 24 equal monthly payments of principal plus accrued interest starting on July 31, 2021. The LSA currently bears interest at the floating rate of prime, at a minimum of 4%.

In connection with the Second Amendment, we also adjusted the definition of “adjusted quick ratio” to include current liabilities, including without duplication, 70.0% of the amount of principal payments owing to Cathay under the LSA for the next 12 months (the amount of such principal payments up to $4,000,000) but excluding current liabilities recognized under IFRS 16 of at least 1.50 to 1.00.

The foregoing description of the Second Amendment is not a complete description of all terms and is qualified in its entirety by reference to the full text of the Second Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Exhibits

Exhibit Number	Exhibit Description

10.1	Taiwan Liposome Company, Ltd. Second Amendment to Loan and Security Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: June 24, 2020	By:	/s/ George Yeh
Name: George Yeh
Title: President